UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

ATHLON ENERGY INC.

(Name of Subject Company)

ATHLON ENERGY INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

047477 104

(CUSIP Number of Class of Securities)

Robert C. Reeves

President and Chief Executive Officer

Athlon Energy Inc.

420 Throckmorton Street, Suite 1200

Fort Worth, Texas 76102

(817) 984-8200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Sean T. Wheeler

Michael E. Dillard

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, Texas 77002

(713) 546-5400

☐                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Athlon Energy Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on October 10, 2014 (as amended and supplemented from time to time, the “Schedule 14D-9”).  The Schedule 14D-9 relates to the tender offer by Alenco Acquisition Company Inc., a Delaware corporation (“Acquisition Sub”) and an indirect wholly owned subsidiary of Encana Corporation, a Canadian corporation (“Parent”), to purchase all of the Company’s outstanding shares of Common Stock (collectively, the “Shares”), at a purchase price of $58.50 per Share in cash, without interest, less any applicable withholding taxes (the “Consideration”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 10, 2014 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Form of Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”).  The Offer is described in a Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”), filed by Parent and Acquisition Sub with the SEC on October 10, 2014. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, hereto and are incorporated by reference herein.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment.  Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.  This Amendment is being filed to reflect certain updates as reflected below.

Item 3.   Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by replacing the first paragraph of the section entitled “Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company—Consideration for Shares Tendered Pursuant to the Offer” in its entirety as follows:

“If the directors and executive officers of the Company (and their affiliated trusts) who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company who tender their Shares pursuant to the Offer. As of October 6, 2014, the directors and executive officers of the Company beneficially owned, in the aggregate, 9,944,923 Shares, which for purposes of this subsection excludes any Shares issuable upon settlement of restricted shares or restricted stock units held by such individuals. If the directors and executive officers were to tender all of such Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Acquisition Sub, the directors and executive officers (and their affiliated trusts) would receive an aggregate of $581,777,995.50 in cash, without interest, less any required withholding taxes. For a description of the treatment of restricted shares and restricted stock units held by the directors and executive officers of the Company, see below under the heading “Effect of the Merger on Restricted Shares and Restricted Stock Units.”

Item 8.         Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

(a)           The information set forth in “Additional Information—Certain Litigation” of the Schedule 14D-9 is hereby amended and restated in its entirety to read as follows:

“Following the announcement of the execution of the Merger Agreement, (i) a purported stockholder class action and derivative action challenging the Merger was filed in the District Court of Tarrant County, Texas on October 6, 2014, being Matt Youdall, Individually and on Behalf of All Others Similarly Situated and Derivatively on Behalf of Athlon Energy Inc. v. Encana Corporation et al, Case No. 342-274894-14 (the “Youdall Complaint”) and (ii) a purported stockholder class action challenging the Merger was filed in the Court of Chancery of The State of Delaware on October 9, 2014, being Gary Shayne, individually and on behalf of all others similarly situated v. Athlon Energy Inc. et al, Case No. 10218 (the “Shayne Complaint”). The complaints name as defendants the members of the Company Board, Parent and Acquisition Sub. The complaints allege that the members of the Company Board breached their fiduciary duties to the Company’s stockholders in connection with the Merger, and that the Merger Agreement contemplates inadequate and unfair consideration, was the product of an inadequate sales process and contains unreasonable deal protection devices that purportedly preclude competing offers. The complaints further allege that Parent aided and abetted the purported breaches of fiduciary duty. The actions seek injunctive relief, including enjoining or rescinding the Merger, and an award of other unspecified attorneys’ and other fees and costs, in addition to other relief. The outcome of these matters cannot be predicted with any certainty. A preliminary injunction could delay or jeopardize the completion of the Offer or the Merger, and an adverse judgment granting permanent injunctive relief could indefinitely enjoin completion of the Offer or the Merger.

A copy of each of the Youdall Complaint and the Shayne Complaint are attached to the Schedule 14D-9 as Exhibits (a)(9) and (a)(10), respectively, and are hereby incorporated by reference.”

(b)           The third and fourth paragraph of the section entitled “Additional Information—Regulatory Approvals” of the Schedule 14D-9 are hereby amended and restated in their entirety as follows:

“Pursuant to the HSR Act, Parent and the Company filed their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division on October 7, 2014, for review in connection with the Offer. The initial waiting period under the HSR Act, which was scheduled to expire at 11:59 P.M., New York time, on October 22, 2014, was terminated early, effective October 14, 2014.  Accordingly, the HSR condition has been satisfied.”

Item 9.         Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(10)

Complaint filed by Gary Shayne, individually and on behalf of all others similarly situated, on October 9, 2014, in the Court of Chancery of The State of Delaware (incorporated by reference to Exhibit (a)(5)(ix) to the Schedule TO of Encana Corporation and Alenco Acquisition Company Inc. filed with the SEC on October 16, 2014).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

Athlon Energy Inc.

By:	/s/ Robert C. Reeves
Robert C. Reeves
President and Chief Executive Officer

Dated: October 17, 2014